Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of February 20, 2015, setting forth by month the number of individual smoking and health cases and “Lights/Ultra Lights” cases against Philip Morris USA Inc. that are scheduled for trial through the end of 2015.

2015
Engle progeny

February	(3)	May	(4)	August	(5)	November	(2)

March	(5)	June	(5)	September	(5)	December	(0)

April	(5)	July	(10)	October	(7)

As of February 20, 2015, there were 3 Engle progeny cases in trial.

Other Individual Smoking & Health

February	(0)	May	(1)	August	(1)	November	(0)

March	(0)	June	(0)	September	(0)	December	(0)

April	(0)	July	(0)	October	(1)

As of February 20, 2015, there were no non-Engle progeny cases in trial.

"Lights/Ultra Lights"

February	(0)	May	(0)	August	(0)	November	(0)

March	(0)	June	(0)	September	(0)	December	(0)

April	(0)	July	(0)	October	(1)

As of February 20, 2015, there were no "Lights/Ultra Lights" cases in trial.